

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2006

Via U.S. Mail and facsimile at (973) 597-2425

Robert G. Minion, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068

Re: Delcath Systems, Inc.
PREC14A filed May 26, 2006
Additional soliciting materials filed June 6, 2006
By Robert Laddcap Value Partners LP
File No. 5-60851

Dear Mr. Minion:

We have reviewed your filings and have the following comments.

<u>PREN14A</u>

<u>Voting and Revocation of Proxies, page 3</u>

1.   Please be advised Rule 14a-12 was not adopted as a supplemental exemption to
the application of the proxy rules, and parties relying upon Rule 14a-12 to make
non-exempt communications must commit to filing and disseminating a proxy
statement. See Interpretation I.D.3. in our July 2001 Interim Supplement to the
Telephone Interpretation Manual publicly available on our website, <u>www.sec.gov</u>.
Please reply to this comment by affirmatively indicating Mr. Ladd's
understanding the above rules and interpretation preclude him from making
communications absent furnishing a proxy statement to the security holders
solicited and confirming that Mr. Ladd will not conduct future solicitations in
contravention of the aforementioned rules and interpretation.

* * * *

Please furnish a cover letter with your responses to our comments and provide
any requested supplemental information. Please understand that we may have additional
comments after reviewing any amendments to your filings and responses to our
comments.

Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions